
Mail Stop 4561

March 22, 2018

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

Re: Bilibili Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed March 16, 2018
File No. 333-223405

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2018 letter.

Prospectus Cover Page

1.   You state that the Class Y ordinary shares, held by your directors Rui Chen, Yi Xu and Ni Li, will constitute approximately 30.7% of your total issued and outstanding share capital immediately after the completion of this offering and 81.6% of the aggregate voting power of your total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Please provide us with your analysis as to why you believe the company will not be a controlled company under the NASDAQ Global Market rules in light of this 81.6% voting power.

Rui Chen
Bilibili Inc.
March 22, 2018
Page 2

Consolidated Financial Statements

Note 29. Subsequent Events, page F-66

2.   We note from your response to prior comment 7 that your investments are in privately held companies' shares that are not common stock or in-substance common stock. Please clarify the nature of your ownership interests in these privately held companies' shares. Clarify the portion of your response that indicates your investments are financial assets with no revenue-generating activities. Tell us whether the consideration to be received in connection with the transfer will be cash or some other form of consideration. Explain you determined the proposed fair value estimation of the investments to be transferred. Revise to disclose the account line-item where these investments are presently classified. Finally, consider adding corresponding disclosure in the related parties section of the filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian for

Folake Ayoola
Special Counsel
Office of Information Technologies and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP